UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEOGLOBAL RESOURCES INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

37249T109
 (CUSIP Number)

The Israel Land Development Company – Energy Ltd.
2 Shenkar Street
Tel-Aviv, Israel
 +972 (3) 796-2246
Attn: Ohad Marani, Chief Executive Officer
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON The Israel Land Development Company – Energy Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 44,623,032 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 44,623,032 10 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,623,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, ILDE is the beneficial owner of 44,623,032 Shares.  This number represents approximately 29% of the issued and outstanding Shares, based on 152,170,438 shares of Common Stock issued and outstanding on December 20, 2012.

(c) On January 16, 2013, January 17, January 18, January 22, January 23, January 24 and January 25, 2013, ILDE sold 1,584,086 Shares in 7 different transactions for approximately 1% of the issued and outstanding Shares.  As disclosed on Forms 4 filed with the Commission, ILDE sold (i) 15,054 Shares at a price per Share of $0.0584 on January 16, 2013, (ii) 65,052 Shares at a price per Share of $0.0578 on January 17, 2013, (iii) 580,640 Shares at a price per Share of $0.0554 on January 18, 2013, (iv) 236,866 Shares at a price per Share of $0.0508 on January 22, 2013, (v) 305,865 Shares at a price per Share of $0.0503 on January 23, 2013, (vi) 180,109 Shares at a price per Share of $0.0494 on January 24, 2013and (vii) 200,500 Shares at a price per Share of $0.0495 January 25, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013

/s/Yosef Meir
Yosef Meir
Director The Israel Land Development Company – Energy Ltd.